Filed by Liberty Media Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Message from Terry McGuirk, Chairman Braves Holdings to Employees of Atlanta Braves, The Battery Atlanta

Braves Group to Become Standalone Public Company

Thursday, November 17, 2022 | Terry McGuirk

Team,

I wanted to share the news that our parent company, Liberty Media Corporation (“Liberty Media”), announced today that it intends to split off, to holders of its Liberty Braves Group common stock, a newly formed entity, Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”), which will hold all of the assets and liabilities of the Atlanta Braves and the Battery Atlanta (the “Split-Off”). This new entity will be a stand-alone public company and will no longer be held by Liberty Media in its current structure where we are a “tracking stock.” For more details about the transaction, you may read Liberty Media’s press release. [Link to Press Release]

For the most part, nothing will change in how the Atlanta Braves and The Battery Atlanta will operate every day. My role as the “Control Person” of the Braves franchise under MLB rules and our executive management structure will remain the same. However, from an investment standpoint, with this decision, Atlanta Braves Holdings, Inc., which will consist of the Atlanta Braves and The Battery Atlanta businesses, will become a separate public company apart from Liberty Media. The Liberty Media management team will continue to be involved from a holding company perspective, like their current level of involvement.

This new structure will provide many benefits for us, and I encourage you to tune in to Liberty Media’s investor day presentations today to hear more about the proposed transaction and the expected benefits. Liberty Media expects this deal to close in the first half of 2023.

We all remain committed to demonstrating to our fans, guests, vendors, and other stakeholders the collective value of the Atlanta Braves and The Battery Atlanta and the important role each of us play in delivering the differentiated experience that our fans and guests have come to expect from us. We will continue to focus on being the best in sports, entertainment, and real estate and most importantly to continue to focus on our annual goal of winning the World Series.

Thank you for all you do in making this organization what it has become,

Terry

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed Split-Off. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and the ability to realize the expected benefits of the proposed Split-Off. These forward-looking statements speak only as of the date of this communication, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Media and Braves Holdings, LLC and about the risks and uncertainties related to the business of each of Liberty Media and Braves Holdings, LLC which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Media or Atlanta Braves Holdings common stocks. The proposed offer and issuance of shares of common stock of Atlanta Braves Holdings in the proposed Split-Off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be contained therein, to be filed with the Securities and Exchange Commission (“SEC”) regarding the proposed Split-Off, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Split-Off. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

The directors and executive officers of Liberty Media and Atlanta Braves Holdings and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed Split-Off. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.